invensys®

Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

RLS Admin/Letters/2004/0057/vhb

82-2142

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

4 August 2004

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed 6 notifications released to the London Stock Exchange concerning

(a) Trading Update Announcement – 21 July 2004
(b) Invensys says European markets mixed, Asia showing strong demand
(c) Invensys plc – Result of 2004 Annual General Meeting ("AGM")
(d) Notification of Major Interests in Shares
(e) Scipher sells Monox's carbon monoxide business to Invensys for 1.2 mln stg
(f) Invensys plc – Director Declaration

Yours faithfully,

John R W Clayton
Company Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

invensys®

SEC No 82 - 2142

Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

NEWS RELEASE

21 July 2004

Trading Update Announcement - 21 July 2004

Update on current trading at AGM

Invensys plc, the global automation, controls and process solutions Group, today gave an update on current trading at its Annual General Meeting.

Addressing the shareholders at the Meeting, Chairman Martin Jay said:

"In our Preliminary Results in May, we stated that our key markets were showing encouraging signs and that, in addition, customer confidence was returning following the Group's successful refinancing. This remains the case, particularly in certain key sectors for Process Systems.

"We did, however, point out that our view on the macro-economic outlook remained conservative. As of today, market conditions in Europe are mixed, but much of Asia is exhibiting strong demand and the North American recovery continues.

"As we explained in May, there are a number of initiatives underway in our businesses - particularly Process Systems, Climate Controls and APV - which will detract from profitability during the first half. In APV, management action has been extended to a programme similar to that implemented in Process Systems, in order to address issues which are impacting performance. However, we are encouraged by the progress made thus far by most of our businesses toward delivering an improving year-on-year trend in the second half.

"Since May, we have further reduced the levels of our net debt and other legacy liabilities.

"As stated at the time, the greater stability afforded by our refinancing is enabling us to take those actions necessary to drive growth, profitability and cash generation from our retained businesses over the long term."

For more information please contact:

Invensys
Victoria Scarth
+ 44 (0) 20 7821 3755

Brunswick
Nick Claydon / Mike Smith
+44 (0) 20 7404 5959

invensys®

SEC No 82 - 2142

Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

NEWS RELEASE

21 July 2004

Invensys says European markets mixed, Asia showing strong demand

LONDON (AFX) - Invensys PLC said market conditions in Europe are mixed, but much of Asia is exhibiting strong demand and the North American recovery continues.

"As we explained in May, there are a number of initiatives underway in our businesses -- particularly Process Systems, Climate Controls and APV – which will detract from profitability during the first half," chairman Martin Jay said at the company AGM.

"In APV, management action has been extended to a programme similar to that implemented in Process Systems, in order to address issues which are impacting performance. However, we are encouraged by the progress made thus far by most of our businesses toward delivering an improving year-on-year trend in the second half."

Jay added that since May, Invensys has further reduced the levels of its net debt and other legacy liabilities.

Name of Company official responsible for making notification: Jaime Tham, Assistant Secretary

Date of notification: 21 July 2004

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications or Mike Davies, Head of Investor Relations 020 7821 3755

16) Name of company official responsible for making this notification Jaime Tham, Assistant Secretary

SEC No 82 - 2142

Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

NEWS RELEASE

27 July 2004

Scipher sells Monox's carbon monoxide business to Invensys for 1.2 mln stg

LONDON (AFX) - Scipher PLC said it agreed to sell the carbon monoxide sensors business of its subsidiary Monox Ltd to Invensys PLC for 1.2 mln stg in cash.

Scipher said it will use the proceeds to reduce its bank debt.

The business made a loss in the year to end March 2004 and had been identified as non-core in Scipher's strategic review announced earlier in 2004.

invensys®

SEC No 82 - 2142

Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

NEWS RELEASE

3 August 2004

Invensys PLC - Director Declaration

INVENSYS PLC

DIRECTOR DECLARATION

With reference to the appointment as a director of Invensys plc of Mr Ulf Henriksson on 21 July 2004 (as announced on that date) Invensys plc confirms the following information required under Paragraph 16.4 of the Listing Rules:

1. there are no other directorships to be disclosed in respect of Mr Henriksson under paragraph 16.4(a) of the Listing Rules; and

2. there are no details to be disclosed in respect of Mr Henriksson under Paragraph 16.4(b) of the Listing Rules.

Name of contact and telephone number for queries: Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications or Mike Davies, Head of Investor Relations 020 7821 3755

Name of Company official responsible for making notification: Emma Sullivan, Assistant Secretary